Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

September 24, 2010

Karen J. Garnett
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:          CommonWealth Realty Partners, Inc.
Amended Registration Statement on Form S-11
Filed August 25, 2010
File No. 333-164986

Dear Ms. Garnett,

Please see the responses to your letter below:

Prospectus Cover Page

1.
We note your response to comment 1 of our previous letter dated August 6, 2010. However, the seventh sentence in the second paragraph appears inconsistent with your revised disclosure because it implies that you may sell at prevailing market prices once the shares become traded on an exchange. Please further revise to remove this sentence. ·Please also insure that your cover page does not exceed one page in length.

This sentence has been removed.

Dilution, page 17

2.
We note your response to prior comment 3 and reissue the comment in part. Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,125,000 shares, the net tangible book value per share would appear to be $0.03 rather than $0.016 as disclosed.

There is no reference to $0.016 in the document anywhere. We initially thought this was an edgarizing issue, but upon review of the document on sec.gov, we were unable to find any reference to $0.016

We hope these responses satisfy your comments. Please let us know when we would be able to file a request for acceleration.

Thank you!

Sincerely,

/s/
Jillian Sidoti
Counsel